Exhibit 99.2

Hexindai Attends 13th Beijing International Finance Expo

BEIJING, CHINA, January 29, 2018 — Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”), a fast-growing consumer lending marketplace in China, today announced that it attended the 13th Beijing International Finance Expo which was held from January 25-28, 2018, at the Beijing Exhibition Center.

Founded in 2005, the Beijing International Finance Expo is one of the largest and most influential financial expos in China. Attendees include traditional financial institutions such as banks and securities and insurance brokerages as well as FinTech companies and influential Chinese and international media.

Mr. Xinming Zhou, Chief Executive Officer of Hexindai, commented, “This is our first time attending the Beijing International Finance Expo as a publicly-listed company. During the expo, we were able to showcase our advanced risk management systems and our ability to remain in compliance with a shifting regulatory environment. I believe our invitation to attend the expo demonstrates the attractiveness and trust investors and borrowers have in our platform. We will continue to invest in enhancing our risk management systems and strengthening our online borrower acquisition infrastructure.”

About Hexindai Inc.

Hexindai Inc. (NASDAQ: HX) (“Hexindai” or the “Company”) is a fast-growing consumer lending marketplace based in Beijing, China facilitating loans to meet the increasing consumption demand of the emerging middle class in China. Hexindai provides borrowers with convenient and ready access to credit through its online marketplace. The Company offers borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. Hexindai offers investors various types of investment products with appropriate risk levels and risk-adjusted returns. With its strong O2O capabilities combining its online platform with an extensive offline network, and an advanced risk management system which is further safeguarded by the Company’s strategic cooperative relationships with a custodian bank and an insurance company, Hexindai supports a higher customer satisfaction rate and has experienced rapid growth in China.

For investor inquiries, please contact:

Hexindai

Wendy Xuan

Tel: +86 10 5370 9902 ext. 829

Email: ir@hexindai.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Mr. Tip Fleming

Phone: +1-917-412-3333

Email: tfleming@Christensenir.com